SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13G
                                  Rule 13d-102

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 1)*

                                  CARDICA, INC.
 -------------------------------------------------------------------------------
                                (Name of Issuer)

                                  Common Stock
 -------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    14141R101
 -------------------------------------------------------------------------------
                                 (CUSIP Number)

                                December 31, 2007
 -------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

                     Check the appropriate box to designate
                         the rule pursuant to which this
                               Schedule is filed:
                               |_| Rule 13d-1 (b)
                               |_| Rule 13d-1 (c)
                               |X| Rule 13d-1 (d)

----------
      * The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

      The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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CUSIP No. 14141R101

(1) Names of reporting persons.

    Allen & Company Incorporated
--------------------------------------------------------------------------------
(2) Check the appropriate box if a member of a group (see instructions)
    (a)| |                                               (b)|X|
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(3) SEC use only.
--------------------------------------------------------------------------------
(4) Citizenship or place of organization.
    New York
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Number of shares beneficially owned by each reporting person with:

    (5) Sole voting power: 0
    (6) Shared voting power:
        498,534 (including 80,596 shares underlying warrants)
    (7) Sole dispositive power: 0
    (8) Shared dispositive power:
        498,534 (including 80,596 shares underlying warrants)
--------------------------------------------------------------------------------
(9) Aggregate amount beneficially owned by each reporting person.
    498,534 (including 80,596 shares underlying warrants)
--------------------------------------------------------------------------------
(10) Check if the aggregate amount in Row (9) excludes certain shares       |_|
     (see instructions).
--------------------------------------------------------------------------------
(11) Percent of class represented by amount in Row 9.
     3.6%
--------------------------------------------------------------------------------
(12) Type of reporting person (see instructions).
     CO
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                                       2

CUSIP No. 14141R101
--------------------------------------------------------------------------------
(1) Names of reporting persons.

    Keough Partners, L.P.
--------------------------------------------------------------------------------
(2) Check the appropriate box if a member of a group (see instructions)
    (a)| |                                               (b)|X|
--------------------------------------------------------------------------------
(3) SEC use only.
--------------------------------------------------------------------------------
(4) Citizenship or place of organization.
    Georgia
--------------------------------------------------------------------------------
Number of shares beneficially owned by each reporting person with:

    (5) Sole voting power: 0
    (6) Shared voting power:
        128,240 (including 13,324 shares underlying warrants)
    (7) Sole dispositive power: 0
    (8) Shared dispositive power:
        128,240 (including 13,324 shares underlying warrants)
--------------------------------------------------------------------------------
(9) Aggregate amount beneficially owned by each reporting person.
    128,240 (including 13,324 shares underlying warrants)
--------------------------------------------------------------------------------
(10) Check if the aggregate amount in Row (9) excludes certain shares       |_|
     (see instructions).
--------------------------------------------------------------------------------
(11) Percent of class represented by amount in Row 9.
     0.9%
--------------------------------------------------------------------------------
(12) Type of reporting person (see instructions).
     PN
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                                       3

CUSIP No. 14141R101
--------------------------------------------------------------------------------
(1) Names of reporting persons.

    HAGC Partners L.P.
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(2) Check the appropriate box if a member of a group (see instructions)
    (a)| |                                               (b)|X|
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(3) SEC use only.
-------------------------------------------------------------------------------
(4) Citizenship or place of organization.
    Delaware
--------------------------------------------------------------------------------
Number of shares beneficially owned by each reporting person with:

    (5) Sole voting power: 0
    (6) Shared voting power: 48,667
    (7) Sole dispositive power: 0
    (8) Shared dispositive power: 48,667
--------------------------------------------------------------------------------
(9) Aggregate amount beneficially owned by each reporting person.
    48,667
--------------------------------------------------------------------------------
(10) Check if the aggregate amount in Row (9) excludes certain shares       |_|
     (see instructions).
--------------------------------------------------------------------------------
(11) Percent of class represented by amount in Row 9.
     0.4%
--------------------------------------------------------------------------------
(12) Type of reporting person (see instructions).
     PN
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                                       4

CUSIP No. 14141R101
--------------------------------------------------------------------------------
(1) Names of reporting persons.

    Allen, Herbert A.
-------------------------------------------------------------------------------
(2) Check the appropriate box if a member of a group (see instructions)
    (a)| |                                               (b)|X|
--------------------------------------------------------------------------------
(3) SEC use only.
--------------------------------------------------------------------------------
(4) Citizenship or place of organization.
    USA
--------------------------------------------------------------------------------
Number of shares beneficially owned by each reporting person with:

    (5) Sole voting power:  40,556
    (6) Shared voting power:
        498,534 (represents shares held by Allen & Company Incorporated)
    (7) Sole dispositive power: 40,556
    (8) Shared dispositive power:
        498,534 (represents shares held by Allen & Company Incorporated)
--------------------------------------------------------------------------------
(9) Aggregate amount beneficially owned by each reporting person.
    539,090 (including 80,596 shares underlying warrants)
--------------------------------------------------------------------------------
(10) Check if the aggregate amount in Row (9) excludes certain shares       |_|
     (see instructions).
--------------------------------------------------------------------------------
(11) Percent of class represented by amount in Row 9.
     3.9%
--------------------------------------------------------------------------------
(12) Type of reporting person (see instructions).
     IN
--------------------------------------------------------------------------------

CUSIP No. 14141R101
--------------------------------------------------------------------------------
(1) Names of reporting persons.

    Allen, Bruce
-------------------------------------------------------------------------------
(2) Check the appropriate box if a member of a group (see instructions)
    (a)| |                                               (b)|X|
--------------------------------------------------------------------------------
(3) SEC use only.
--------------------------------------------------------------------------------
(4) Citizenship or place of organization.
    USA
--------------------------------------------------------------------------------
Number of shares beneficially owned by each reporting person with:

    (5) Sole voting power:
        323,578 (including 38,760 shares underlying warrants)
    (6) Shared voting power: 0
    (7) Sole dispositive power:
        323,578 (including 38,760 shares underlying warrants)
    (8) Shared dispositive power: 0
--------------------------------------------------------------------------------
(9) Aggregate amount beneficially owned by each reporting person.
    323,578 (including 38,760 shares underlying warrants)
--------------------------------------------------------------------------------
(10) Check if the aggregate amount in Row (9) excludes certain shares       |_|
     (see instructions).
--------------------------------------------------------------------------------
(11) Percent of class represented by amount in Row 9.
     2.4%
--------------------------------------------------------------------------------
(12) Type of reporting person (see instructions).
     IN
--------------------------------------------------------------------------------

CUSIP No. 14141R101
--------------------------------------------------------------------------------
(1) Names of reporting persons.

    Allen, Susan K.
-------------------------------------------------------------------------------
(2) Check the appropriate box if a member of a group (see instructions)
    (a)| |                                               (b)|X|
--------------------------------------------------------------------------------
(3) SEC use only.
--------------------------------------------------------------------------------
(4) Citizenship or place of organization.
    USA
--------------------------------------------------------------------------------
Number of shares beneficially owned by each reporting person with:

    (5) Sole voting power:
        121,213 (including 24,225 shares underlying warrants)
    (6) Shared voting power: 0
    (7) Sole dispositive power:
        121,213 (including 24,225 shares underlying warrants)
    (8) Shared dispositive power: 0
--------------------------------------------------------------------------------
(9) Aggregate amount beneficially owned by each reporting person.
    121,213 (including 24,225 shares underlying warrants)
--------------------------------------------------------------------------------
(10) Check if the aggregate amount in Row (9) excludes certain shares       |_|
     (see instructions).
--------------------------------------------------------------------------------
(11) Percent of class represented by amount in Row 9.
     0.9%
--------------------------------------------------------------------------------
(12) Type of reporting person (see instructions).
     IN
--------------------------------------------------------------------------------

CUSIP No. 14141R101
--------------------------------------------------------------------------------
(1) Names of reporting persons.

    John Simon
-------------------------------------------------------------------------------
(2) Check the appropriate box if a member of a group (see instructions)
    (a)| |                                               (b)|X|
--------------------------------------------------------------------------------
(3) SEC use only.
--------------------------------------------------------------------------------
(4) Citizenship or place of organization.
    USA
--------------------------------------------------------------------------------
Number of shares beneficially owned by each reporting person with:

    (5) Sole voting power:
        206,065 (represents shares held as tenant in common with wife and includes 29,225 shares underlying warrants and options)
    (6) Shared voting power: 0
    (7) Sole dispositive power:
        206,065 (represents shares held as tenant in common with wife and includes 29,225 shares underlying warrants and options)
    (8) Shared dispositive power: 0
--------------------------------------------------------------------------------
(9) Aggregate amount beneficially owned by each reporting person.
    206,065 (represents shares held as tenant in common with wife and includes 29,225 shares underlying warrants and options)
--------------------------------------------------------------------------------
(10) Check if the aggregate amount in Row (9) excludes certain shares       |_|
     (see instructions).
--------------------------------------------------------------------------------
(11) Percent of class represented by amount in Row 9.
     1.5%
--------------------------------------------------------------------------------
(12) Type of reporting person (see instructions).
     IN
--------------------------------------------------------------------------------

Item 1(a). Name of Issuer:

           Cardica, Inc. ("Issuer")

Item 1(b). Address of Issuer's Principal Executive Offices:

           Cardica, Inc.
           900 Saginaw Dr.,
           Redwood City, CA  94063

Item 2(a). Name of Person Filing:

          (i)   Allen & Company Incorporated
          (ii)  Keough Partners, L.P.
          (iii) HAGC Partners L.P.
          (iv)  Herbert A. Allen
          (v)   Bruce Allen
          (vi)  Susan K. Allen
          (vii) John Simon

Item 2(b). Address or Principal Business Office or, If None, Residence:

        (i)      711 Fifth Avenue,  New York, NY 10022
        (ii)     711 Fifth Avenue,  New York, NY 10022
        (iii)    711 Fifth Avenue,  New York, NY 10022
        (iv)     711 Fifth Avenue,  New York, NY 10022
        (v)      711 Fifth Avenue,  New York, NY 10022
        (vi)     711 Fifth Avenue,  New York, NY 10022
        (vii)    711 Fifth Avenue,  New York, NY 10022

Item 2(c). Citizenship:

        (i)     New York
        (ii)    Georgia
        (iii)   Delaware
        (iv)    USA
        (v)     USA
        (vi)    USA
        (vii)   USA

Item 2(d). Title of Class of Securities:

           Common Stock

Item 2(e). CUSIP No.:  14141R101

Item    3. If This Statement is Filed Pursuant to Rule 13d-1(b), or 13d-2(b) or
        (c), Check Whether the Person Filing is a:

        (a) |_| Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

        (b)     |_| Bank as defined in section 3(a)(6) of the Act (15 U.S.C.
                78c).

        (c) |_| Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

        (d) |_| Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8).

        (e) |_| An investment adviser in accordance with ss.240.13d-1(b)(1)(ii)(E);

        (f) |_| An employee benefit plan or endowment fund in accordance with ss.240.13d-1(b)(1)(ii)(F);

        (g) |_| A parent holding company or control person in accordance with ss.240.13d- 1(b)(1)(ii)(G);

        (h) |_| A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

        (i) |_| A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

        (j)     |_| Group, in accordance with ss.240.13d-1(b)(1)(ii)(J).

        If this statement is filed pursuant to Rule 13d-1(c), check this box. | X |

Item 4. Ownership

    (a)  Amount beneficially owned:
         1,366,853 (includes 186,130 shares underlying warrants and options)*

    (b)  Percent of class: 9.87%

    (c)  Number of shares as to which such person has:

        (i)   Sole power to direct the vote:
              691,412 (includes 92,210 shares underlying warrants and options)
        (ii)  Shared power to direct the vote:
              675,441 (includes 93,920 shares underlying warrants)
        (iii) Sole  power to dispose or direct the  disposition  of:
              691,412 (includes 92,210 shares underlying warrants and options)
        (iv)  Shared power to dispose or direct the  disposition  of:
              675,441  (includes 93,920 shares underlying warrants)

* The number of shares reported hereby excludes approximately 110,327 (includes 14,535 shares underlying warrants) shares that, to the Reporting Persons' knowledge, are held by certain officers and employees of Allen & Company LLC, and their related parties. The Reporting Persons disclaim beneficial ownership of all shares held by such officers, employees and related parties.

Item 5. Ownership of 5 Percent or Less of a Class.

        If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following |_|

Item 6. Ownership of More than 5 Percent on Behalf of Another Person.

        Not applicable

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

        Not applicable

Item 8. Identification and Classification of Members of the Group.

        Not applicable

Item 9. Notice of Dissolution of Group.

        Not applicable

Item 10. Certifications

         By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                       Allen & Company Incorporated

Date: February 8, 2008                 /s/ Kim M. Wieland
                                       -------------------------
                                       Name: Kim M. Wieland
                                       Title: Chief Financial Officer


                                       Keough Partners, L.P.

Date: February 8, 2008                 /s/ Michael Keough
                                       -------------------------
                                       Name: Michael Keough
                                       Title: Managing Member of GP


                                       HAGC Partners L.P.

Date: February 8, 2008                 /s/ Herbert A. Allen III
                                       -------------------------
                                       Name: Herbert A. Allen III
                                       Title:  President of GP


Date: February 8, 2008                 /s/ Herbert A. Allen
                                       -------------------------
                                       Name:  Herbert A. Allen

Date: February 8, 2008                 /s/ Bruce Allen
                                       -------------------------
                                       Name:  Bruce Allen


Date: February 8, 2008                 /s/ Susan K. Allen
                                       -------------------------
                                       Name:  Susan K. Allen


Date: February 8, 2008                 /s/ John Simon
                                       -------------------------
                                       Name: John Simon

                                  SCHEDULE 13G
CUSIP NO. 14141R101

                                                                      Exhibit 1
                             JOINT FILING AGREEMENT

         In accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended, the undersigned agree to the joint filing on behalf of each of them of a statement on Schedule 13G (including amendments thereto) with respect to 1,366,853 shares of Common Stock of PlanetOut Inc. and further agree that this Joint Filing Agreement shall be included as an exhibit to such joint filings.

         The undersigned further agree that each party hereto is responsible for the timely filing of such Schedule 13G and any amendments thereto, and for the completeness and accuracy of the information concerning such party contained therein; provided, however, that no party is responsible for the completeness or accuracy of the information concerning any other party making the filing, unless such party knows or has reason to believe that such information is inaccurate.

         IN WITNESS WHEREOF, the parties have executed this Joint Filing Agreement on February 8, 2008.


Allen & Company Incorporated

/s/  Kim M. Wieland
Name: Kim M. Wieland
Title:  Chief Financial Officer


Keough Partners, L.P.

/s/ Michael Keough
Name: Michael Keough
Title: Managing Member of GP


HAGC Partners L.P.

/s/ Herbert A. Allen III
Name: Herbert A. Allen III
Title:  President of GP


/s/ Herbert A. Allen
Name:  Herbert A. Allen


/s/ Bruce Allen
Name:  Bruce Allen


/s/ Susan K. Allen
Name:  Susan K. Allen


/s/ John Simon
Name: John Simon